Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR AND HAND DELIVERY

*FOIA Confidential Treatment Request* Confidential Treatment Requested by Gamida Cell Ltd. in connection with Registration Statement on Form F-1 (File No. 333-227601)

October 9, 2018

Parhaum J. Hamidi, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Gamida Cell Ltd.
Registration Statement on Form F-1
Registration No. 333-227601

Ladies and Gentlemen:

On behalf of Gamida Cell Ltd. (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in response to comment #11 contained in the letter from the Staff dated June 26, 2018, relating to the Company’s Registration Statement on Form F-1 (File No. 333-227601), originally confidentially submitted to the Commission on June 1, 2018, resubmitted to the Commission on July 3, 2018 and August 24, 2018, and subsequently filed with the Commission on September 28, 2018 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained in this letter, this letter is accompanied by the Company’s request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

An analysis explaining the reasons for the differences between recent valuations of the Company’s ordinary shares (the “ordinary shares”) leading up to the proposed initial public offering of ordinary shares in the United States (the “IPO”) and the estimated offering price per share is provided below.

The Company and BMO Capital Markets Corp. and RBC Capital Markets LLC, as representatives of the underwriters of the IPO (the “Representatives”), currently estimate a pre-money equity valuation for the Company at the time of IPO of between $[*] to $[*] (the “Valuation Range”), which corresponds to a range per ordinary share of $[*] to $[*] (the “Preliminary IPO Price Range”).  The mid-point of the Preliminary IPO Price Range is $[*] per share.  The Valuation Range was determined based, in part, upon the Company’s business and financial prospects, prospects for the pharmaceutical industry more broadly, the general condition of the securities markets, and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the pharmaceutical industry, as well as input received from the Representatives, including discussions that took place during the week of October 1, 2018 between senior management of the Company, the board of directors of the Company and the Representatives.  The Company notes that, as is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions among the Company and the Representatives based on their collective assessment of the foregoing factors.
CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,
HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

U.S. Securities and Exchange Commission
October 9, 2018

The Company will include a bona fide price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show (currently slated for October 15, 2018), which bona fide price range the Company expects to be within the Preliminary IPO Price Range noted above.  However, due to the volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the bona fide price range of ordinary shares to be included in the Registration Statement may change.  The Company confirms to the Staff that, in accordance with Item 501(b)(3) of Regulation S-K and C&DI 134.04, the bona fide price range will be no more than $2.00 if the maximum price per share is $10.00 per share or less, or 20% of the maximum share price per share if the maximum price per share is greater than $10.00 per share.  The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and any material business developments impacting the Company.

Since September 1, 2017, the Company has granted options to purchase an aggregate of 1,710,125 ordinary shares under its 2017 Share Incentive Plan, comprised of options issued to employees and to non-employee directors.  The Company made the option grants on six dates during 2017 and 2018, as follows:

Date of Grant	Number of Ordinary Shares Subject to Options Granted	Exercise Price of Options Granted per Ordinary Share
November 16, 2017	200,000	$2.45
November 16, 2017	204,574	$4.90
December 28, 2017	606,574	$4.90
January 25, 2018	12,000	$4.90
May 14, 2018	401,921	$4.90
July 20, 2018	72,000	$3.45
July 20, 2018	123,056	$6.90
July 23, 2018	90,000	$6.90

Due to the absence of an active trading market for ordinary shares, the Company in good faith determined the fair value of ordinary shares underlying the options granted for the purpose of determining the exercise price thereof based on a number of objective and subjective factors, consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, as described under the caption “Share Based Compensation” on pages 82-83 of the Registration Statement, including the third-party valuations of ordinary shares conducted on behalf of the Company by Variance Economic Consulting Ltd. on July 9, 2017 (the “2017 Valuation”) and June 30, 2018 (the “2018 Valuation” and together with the 2017 Valuation, the “Valuations”).  A summary of each of the Valuations is set forth below.

Valuation Methodology

The Company utilized the market approach for the 2017 Valuation and the income approach for the 2018 Valuation.

The market approach uses transactions in a company’s shares that occur near the date of the valuation to assess fair value of the company and its different classes of shares.  The Company applied a Probability Weighted Excepted Return Method (“PWERM”), which is designed to reflect a variety of outcomes, to the values ascribed to the Company in two transactions in the Company’s preferred shares completed in March 2017 and July 2017, respectively.  For each transaction, the Company considered that, in the event of an IPO, its preferred shares would convert into ordinary shares on a one-to-one basis and, accordingly would receive the same amount of proceeds per share as ordinary shares.  In the case of a sale or liquidation of the Company, the preferred shares would receive their liquidation preferences and, thereafter, participate in the remaining proceeds with the ordinary shares on a pro rata basis. The average enterprise value from the two transactions was estimated at $[*].
CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,
HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

U.S. Securities and Exchange Commission
October 9, 2018

Accordingly,  the Company determined the fair value of its ordinary shares under two scenarios (IPO and sale/liquidation), ascribing a [*]% probability to the IPO scenario and [*]% probability to the sale/liquidation scenario.  In the case of the IPO scenario, the Company determined its equity value based on the Company’s expectations and industry research indicating that the median ratio between a company’s value in an initial public offering and its value post the last series of venture investment is [*]. The valuation assumed the fair value of the Company in an IPO was approximately $[*] which was the equivalent of $[*] per share as of the date of the valuation.  In the case of the sale/liquidation scenario, the Company determined its equity value based on the back solve method, so that the weighted average value over the two scenarios equaled $[*].   The Company thus arrived at a weighted average fair value per ordinary share of $[*] as of July 9, 2017.

The income approach estimates the aggregate enterprise value of a company based on the discounted present value of future estimated cash flows (“DCF”) and the real option valuation (“ROV”) method, which is based on a decision tree model. In DCF, cash flows are estimated for future periods based on projected revenue.  These future cash flows are discounted to their present values using an appropriate discount rate, and estimated costs to reach sales (the premium for the real option) are subtracted.  Once an operational value was determined for the Company at the valuation date, the value of the Company’s net surplus assets was added to derive an equity value of $[*] as of June 30, 2018.  Such equity value was then assessed in the PWERM model under two scenarios (IPO and sale/liquidation), as described above, to arrive at fair value per ordinary share of $[*].  The valuation ascribed a [*]% probability to the IPO scenario, and estimated that the present value of the Company in the IPO scenario as of the date of valuation would be approximately $[*] which was the equivalent of $[*] per share as of the date of the valuation.

2017 Grants

Two sets of option grants were made on November 16, 2017. An aggregate of 204,574 options were awarded with an exercise price of $4.90 (the “$4.90 Options”), and an option to purchase 200,000 shares was granted with an exercise price of $2.45 (the “$2.45 Option”).  In the case of the $4.90 Options, the exercise price of the granted options was greater than or equal to the then fair value of the ordinary shares determined by reference to the 2017 Valuation.  The Company determined that no material events occurred between July 9, 2017 and November 16, 2017 that affected the Company’s value.  The exercise price of the $2.45 Option was set at 50% of the then fair value of the ordinary shares.  The Company awarded the $2.45 Option to one of its Israeli employees who is not a US taxpayer and therefore not subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).  As a result, for the $2.45 Option, the Company recorded a compensation charge to reflect that the exercise price of this option was below the fair value of the ordinary shares of the Company.

The Company granted an aggregate of 606,574 options on December 28, 2017 with an exercise price of $4.90. The exercise price was determined to be greater than or equal to the then fair value of the ordinary shares determined by reference to the 2017 Valuation.  The Company determined that no material events occurred between the date of the 2017 Valuation and December 28, 2017 that affected the Company’s value.

2018 Grants

The Company granted an aggregate of 12,000 options on January 25, 2018 with an exercise price of $4.90. The exercise price was determined to be greater than or equal to the then fair value of the ordinary shares determined by reference to the 2017 Valuation.  The Company determined that no material events occurred between the date of the 2017 Valuation and January 25, 2018 that affected the Company’s value.

The exercise price of the option grants made on May 14, 2018 was based on the 2017 Valuation, which was the most recent third-party valuation of the Company.  The Company determined that its fair value in May 2018 had not changed materially from the prior July 2017 valuation, and thus determined that the 2017 valuation could be used as the basis for the option grants in May 2018.
CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,
HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

U.S. Securities and Exchange Commission
October 9, 2018

Three sets of option grants were made from July 20, 2018 through July 23, 2018. On July 20, 2018 and July 23, 2018, an aggregate of 213,056 options were awarded with an exercise price of $6.90 (the “$6.90 Options”), and on July 23, 2018, an aggregate of 72,000 options were awarded with an exercise price of $3.45 (the “$3.45 Options”).  The exercise price of the $6.90 Options was based on the Company’s June 30, 2018 third-party valuation, which reflected the increased likelihood of an IPO after the Company’s June 1, 2018 confidential submission of a draft of the Registration Statement as well as the June 18, 2018 announcement of promising preliminary data from the Company’s Phase 1 clinical trial of NAM-NK. The exercise price for the $3.45 Options was determined to be 50% of the fair value of the Company’s ordinary shares on June 30, 2018.  The Company awarded the $3.45 Options to certain of its Israeli employees who are not US taxpayers and therefore not subject to Section 409A of the Code.  As a result, for the $3.45 Option, the Company recorded a compensation charge to reflect that the exercise price of this option was below the fair value of the ordinary shares of the Company.

Analysis of Increase in Ordinary Share Valuation

The Company believes that the factors cited in the timeline above, including the increasing likelihood of the IPO (estimated at [*]% at July 9, 2017 and [*]% at June 30, 2018), as well as the following subsequent developments and overarching factors indicated below, explain the recent increase in the estimated fair value of the ordinary shares:

●	Robert Blum, President and Chief Executive Officer of Cytokinetics, joined the Company as Chairman of the Board of Directors on September 17, 2018.

●	The IPO became increasingly likely as the Company confidentially submitted a draft of the Registration Statement on August 24, 2018 and publicly filed the Registration Statement on September 28, 2018.

●
The Preliminary IPO Price Range represents a future price for ordinary shares that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of ordinary shares as of each of the equity grant dates indicated above appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid.

●
The holders of the Company’s preferred shares currently enjoy substantial economic rights and preferences over the holders of its ordinary shares, including the right to receive dividends prior to any dividends declared or paid on any ordinary shares and liquidation payments in preference to holders of ordinary shares. The Preliminary IPO Price Range assumes the conversion of all of the Company’s preferred shares upon the completion of its IPO. The Company believes that the corresponding elimination of the preferences and rights enjoyed by the holders of such preferred shares upon the consummation of an IPO will result in a higher valuation to such holders of equity in the form of ordinary shares, which is reflected in the Preliminary IPO Price Range.

●	Unlike the Valuations, the Preliminary IPO Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale or liquidation.

●
The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets in the United States, and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Company’s board of directors may deem appropriate, providing enhanced operational flexibility and resulting in a higher valuation, which is reflected in the Preliminary IPO Price Range.

In summary, the Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of options to purchase ordinary shares were reasonable and appropriate based on the fair value of the Company’s securities at the respective dates of issuance therefor for the reasons described herein and in the Registration Statement. The Company also notes that the bottom end of the Valuation Range for the IPO is the same valuation determined for the IPO scenario in the 2018 Valuation.  Since the Company granted options reflecting the fair value of the underlying ordinary shares at each date since September 1, 2017, other than with respect to the $2.45 Options and the $3.45 Options (as to which the Company recorded respective compensation charges), the Company does not believe that any additional compensation charges are required to be taken in connection with such option issuances.
CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,
HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

U.S. Securities and Exchange Commission
October 9, 2018

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, that the Staff return or destroy the un-redacted version of this letter.  The Company believes that return or destruction of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in ordinary shares following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please destroy this letter or return it to the Company, in care of the undersigned, a responsible representative of the Company, at 1114 Avenue of the Americas, New York, New York 10036.

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 479-6474, Daniel Goldberg at (212) 479-6722 or Joshua A. Kaufman at (212) 479-6495.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Julian Adams, Gamida Cell
Shai Lankry, Gamida Cell
Daniel I. Goldberg, Cooley LLP
Joshua A. Kaufman, Cooley LLP
Shachar Hadar, Meitar Liquornik Geva Leshem Tal
Haim Gueta, Meitar Liquornik Geva Leshem Tal
Michael Kaplan, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,
HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83